                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                               AMENDMENT NO. 1 TO
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the Month of November, 1999

                                 AMDOCS LIMITED

                          Tower Hill House Le Bordage
          St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  -----------

                                  Amdocs, Inc.

          1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 FORM 20 F    X            FORM 40 F
                            -----                   -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 YES                       NO  X
                    -----                    -----

         This Amendment No. 1 to Form 6-K is being filed in order to include certain unaudited pro forma condensed combined financial information as of September 30, 1999 and for the twelve months ended September 30, 1999 reflecting the acquisition by Amdocs Limited ("Amdocs") of International Telecommunication Data Systems, Inc. ("ITDS"), which closed on November 30, 1999.

         Amdocs has completed a purchase price allocation required by purchase accounting with respect to this acquisition. To acquire ITDS, Amdocs issued approximately 6.5 million of its ordinary shares as well as options to purchase approximately 1.1 million ordinary shares, which together with transaction expenses, represented a transaction value as of the closing date of approximately $189.0 million. The excess of the purchase price over the fair value of net tangible assets acquired according to the unaudited pro forma condensed combined financial statements will be amortized and impact earnings as follows: $18.4 million of certain identifiable intangible assets will be amortized over 5 years, $71.8 million of goodwill will be amortized over 15 years and $19.9 million of in-process research and development expense will be written off as a one time charge in the first fiscal quarter ending
December 31, 1999. As a result of the nonrecurring charge of $19.9 million of in-process research and development, net income for the three months ended December 31, 1999 will be less than the $29.8 million in net income reported for the quarter ended September 30, 1999.

         Paragraph (b) of Item 7 of the Report on Form 6-K of Amdocs filed on December 13, 1999 is amended and restated to read in its entirety as set forth below.

ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(b)      Pro Forma Financial Information.

         The unaudited pro forma condensed combined financial information as of September 30, 1999 and for the twelve months ended September 30, 1999 are set forth below.


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

(c)      Exhibits.

EXHIBIT NO.                DESCRIPTION

2.1 Agreement and Plan of Merger, dated as of September 3, 1999, among Amdocs, Ivan Acquisition Corp. and ITDS (Incorporated by reference from the Registration Statement on Form F-4 (File No. 333-89673) of Amdocs filed with the Securities and Exchange Commission on October 26, 1999).

99.1*                      Amdocs Limited Press Release dated November 30, 1999.

--------------------
* Previously filed.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined balance sheet as of September 30, 1999 gives effect to the acquisition of ITDS (the "Acquisition") as if it had occurred on that date. The unaudited pro forma condensed combined statements of operations for the twelve months ended September 30, 1999, gives effect to the Acquisition as if it had occurred on October 1, 1998.

The unaudited pro forma condensed combined financial statements are based upon, and should be read in conjunction with, our historical audited financial statements for the year ended September 30, 1999, and the historical audited and unaudited financial statements of ITDS for the year and nine months ended December 31, 1998 and September 30, 1999, respectively.

In connection with the Acquisition, we have converted approximately 17.4 million common shares of ITDS and approximately 3.0 million options to purchase common shares of ITDS into the right to receive approximately 6.5 million ordinary shares and approximately 1.1 million options of Amdocs. The estimated total purchase price for ITDS, based on an Amdocs share price of $28.25 according to the merger agreement, including estimated transaction costs, equals approximately $189 million. We will account for the Acquisition under the purchase method of accounting. The estimated total purchase price will be allocated to ITDS' assets and liabilities based on their respective estimated fair values on the date the transaction was consumated, November 30, 1999. We will allocate the excess of the purchase price over the fair value of the net tangible assets acquired to identifiable intangible assets, including intellectual property, workforce, customers list, and in process research and development costs, and the remainder to goodwill. In addition, deferred taxes to be recorded related to certain intangible assets will impact goodwill.

We believe that the fair value of the tangible net assets is not materially different from their historical book value. The allocation of the excess purchase price over net tangible assets and related amortization periods have been determined based on a preliminary independent evaluation available at the date of the preparation of the unaudited pro forma condensed combined financial statements. A final determination of purchase accounting adjustments will be made following the completion of the independent evaluation to determine the fair value of certain of ITDS's assets and liabilities, including intangible assets and its impact on deferred taxes.

The following unaudited pro forma condensed combined financial statements and notes thereto contain forward-looking statements that involve risks and uncertainties.

The pro forma financial results are not intended to be a projection of future results and are not necessarily indicative of the results which would have occurred if the business combination had been in effect on the dates presented.


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



UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF SEPTEMBER 30, 1999 (Dollars in thousands)

                                                  AMDOCS            ITDS           PRO FORMA                  PRO FORMA
                                                HISTORICAL       HISTORICAL       ADJUSTMENTS                  COMBINED
                                             ----------------------------------------------------         -------------------
Cash and cash equivalents                         $  85,174         $  44,155                $                   $129,329
Accounts receivable                                 159,312            41,655                -                    200,967
Deferred income taxes                                29,899             1,082                -                     30,981
Prepaid and other assets                             16,390             6,502                -                     22,892
                                             ----------------------------------------------------         ------------------
                                                    290,775            93,394                                     384,169
Fixed assets, net                                    83,997             8,502                -                     92,499
Goodwill                                                  -            45,664         (45,664)     (1)
                                                                                        71,772     (2)             71,772
Deferred income taxes                                 5,605             2,945            2,523     (2)             11,073
Intellectual property                                20,742            24,865         (24,865)     (1)
                                                                                        12,342     (2)             33,084
Other intangible property                                 -                 -            5,407     (2)
                                                                                           647     (2)              6,054
Other assets                                         28,892               534                -                     29,426
                                             ====================================================         ==================
                                Total assets       $430,011          $175,904         $ 22,162                   $628,077
                                             ====================================================         ==================

Accounts payable and accruals                      $104,894           $22,509          $ 3,200     (3)           $130,603
Short-term financing arrangements                     2,381                 -                -                      2,381
Short-term portion of lease obligations               5,722                12                -                      5,734
Deferred revenue                                    104,688             6,671                -                    111,359
Taxes payable and deferred taxes                     33,412                 -                -                     33,412
Other current liabilities                             3,792                                  -                      3,792
                                             ----------------------------------------------------         ------------------
                                                    254,889            29,192            3,200                    287,281
Long-term portion of lease obligations               17,148                17                -                     17,165
Other noncurrent liabilities                         34,237                 -                -                     34,237
                                             ----------------------------------------------------         ------------------
                                                    306,274            29,209            3,200                    338,683
Shareholders' equity                                123,737           146,695        (146,695)     (4)
                                                                                       185,533     (5)
                                                                                      (19,876)     (2)            289,394
                                             ====================================================         ==================
  Total liabilities and stockholders' equity       $430,011          $175,904        $  22,162                   $628,077
                                             ====================================================         ==================

See notes to Unaudited Pro Forma Condensed Combined Financial Statements.


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




UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 1999
(Dollars in thousands, except per share data)

                                                    AMDOCS            ITDS           PRO FORMA                  PRO FORMA
                                                  HISTORICAL       HISTORICAL       ADJUSTMENTS                 COMBINED
                                               ----------------------------------------------------         ------------------
Revenue                                                $626,855          $139,151                                     $766,006
Cost of sales                                           363,324            62,594          (3,681)   (7)
                                                                                             1,081   (8)               423,318
Research and development costs                           40,874            17,015                                       57,889
Selling, general and administrative costs                75,659            33,470            1,485   (6)
                                                                                               129   (8)                     -
                                                                                           (1,163)   (10)              109,580
                                               ----------------------------------------------------         -------------------
                                                        479,857           113,079          (2,149)                     590,787
                                               ----------------------------------------------------         -------------------
Operating income                                        146,998            26,072            2,149                     175,219
Other income (expenses), net                            (6,223)             1,679                                      (4,544)
                                               ----------------------------------------------------         -------------------
Income before income taxes                              140,775            27,751            2,149                     170,675
Income taxes                                             42,232            10,950              505   (9)                53,687
                                               ----------------------------------------------------         -------------------
Net income                                            $  98,543           $16,801           $1,644                    $116,988
                                               ====================================================         ===================
Basic earnings per share                                  $0.50                                                          $0.57
                                               =================                                            ===================
Diluted earnings per share                                $0.49                                                          $0.57
                                               =================                                            ===================
Shares used in computing basic earnings per
ordinary share                                          197,436                                                        203,887
                                               =================                                            ===================

Shares used in computing diluted earnings per
ordinary share                                          200,262                                                  206,713
                                               =================                                            ===================

See notes to Unaudited Pro Forma Condensed Combined Financial Statements. for discussion of adjustments.

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

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (Dollars in thousands, except per share data)

(1) Reflects the elimination of the carrying value of ITDS' goodwill and intellectual property.

(2)    Reflects the allocation of purchase price as follows:

6,450,714 ordinary shares valued at $28.25 per share                                   $182,233
Fair value of stock options to be granted to ITDS employees in exchange
    for ITDS vested stock options                                                         3,300
Estimated transaction costs                                                               3,200
                                                                            --------------------
                                                      Total purchase price             $188,733
                                                                            --------------------
Allocation of purchase price:


Tangible assets acquired                                                              $105,375
Liabilities assumed                                                                   (29,209)
                                                                            -------------------
Net tangible assets                                                                     76,166
                                                                            -------------------
In process research and development*                                                    19,876
Intellectual property                                                                   12,342
Workforce                                                                                5,407
Customers list                                                                             647
Deferred taxes  resulting from  differences  between the assigned value of
certain assets and their tax basis                                                       2,523
                                                                            -------------------
Net identifiable intangible assets                                                      40,795
                                                                            -------------------
Goodwill                                                                                71,772
                                                                            ===================
                                                                                      $188,733
                                                                            ===================

       * The amount allocated to in-process research and development of $19,876 will be charged to expense immediately upon the completion of the transaction.

(3)    Reflects estimated transaction costs

(4)    Reflects the elimination of ITDS's historical shareholders' equity.

(5) Reflects the issuance of Amdocs Ordinary Shares and the recording of the fair value of stock options to be granted to ITDS's employees in exchange for ITDS'vested stock options.

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

(6) Reflects the elimination of ITDS's historical goodwill amortization and the amortization of adjusted goodwill resulting from the Acquisition:

       Amortization expense relating to adjusted goodwill of $71,772 over
           15 years                                                                   $4,785
       Less historical amortization expense                                          (3,300)
                                                                              =======================
       Additional goodwill amortization, net                                          $1,485
                                                                              =======================
(7)    Reflects the elimination of ITDS's historical amortization of intellectual property and the amortization of the adjusted intellectual property resulting from the valuation at the time of the Acquisition:

Amortization expense relating to intellectual property of
$12,342 over 5 years                                                                  $2,468
Less historical amortization expense                                                 (6,149)
                                                                              =======================
Reduction of amortization expense related to intellectual property, net             $(3,681)
                                                                              =======================

(8) Reflects the amortization of the workforce and customers list, as follows:

Amortization expense relating to workforce of $5,407 over 5 years                 $1,081
Amortization expense relating to customers list of $647over 5 years                 $129

(9) Tax effect resulting from the differences between the values assigned to intellectual property, workforce and customer list and the respective tax basis of such assets.

(10) Reflects elimination of ITDS transaction costs incurred prior to September 30, 1999. Subsequent to September 30, 1999 ITDS incurred approximately $5,825 of additional transaction costs which were recognized as expenses by ITDS when incurred. Such expenses will result in an increase to goodwill.

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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AMDOCS LIMITED

                                             /s/  Thomas G. O'Brien
                                             ---------------------------------
Date:  January 3, 2000                            Thomas G. O'Brien
                                                  Treasurer and Secretary
                                                  Authorized U.S. Representative

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


                                 EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION

2.1 Agreement and Plan of Merger, dated as of September 3, 1999, among Amdocs, Ivan Acquisition Corp. and ITDS (Incorporated by reference from the Registration Statement on Form F-4 (File No. 333-89673) of Amdocs filed with the Securities and Exchange Commission on October 26, 1999).

99.1*                      Amdocs Limited Press Release, dated November 30,
                           1999.

-----------------
* Previously filed.

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